Philips announces filing by TSMC of registration statement for TSMC stock offering

Tuesday, May 08, 2007

Amsterdam, The Netherlands and Hsinchu, Taiwan – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Taiwan Semiconductor Manufacturing Company Ltd (TAIEX: 2330, NYSE: TSM) today jointly announced that TSMC has filed a registration statement with the U.S. Securities and Exchange Commission in connection with an offering of TSMC shares held by Philips.

The contemplated offering of TSMC shares would form part of the multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC announced by Philips and TSMC on March 9, 2007. The offering is subject to all necessary regulatory approvals and to market conditions.

The offering would involve 1.2 billion TSMC common shares in the form of 240 million American Depository Shares, with a value of approximately USD 2.5 billion based on the market price for TSMC shares on May 7, 2007. Currently, Philips holds approximately 3.3 billion TSMC shares representing approximately 12.8 percent of TSMC shares. This total stake is worth approximately USD 6.7 billion at current market prices.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel 886-3-505-5038 Mobile 886-911-258751
Fax 886-3-567-0121
email cychung@tsmc.com

Michael Kramer
Public Relations Department, TSMC
Tel 886-3-505-6216 Mobile 886-926-026632
Fax 886-3-567-0121
email pdkramer@tsmc.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. The company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics.

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry industry’s largest portfolio of process-proven libraries, IP, design tools and reference flows. Its corporate headquarters are in Hsinchu, Taiwan.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In particular, the offer and sale by Philips of TSMC shares, and the proceeds of any such sales, will depend on equity capital market conditions, particularly those relating to the semiconductor industry.

This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall only be made in accordance with the requirements of the US Securities Act of 1933.

When available, a copy of the written prospectus may be obtained by persons outside the United States from Goldman Sachs International, Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England or J.P. Morgan Securities Ltd., 10 Aldermanbury, London EC2V 7RF, United Kingdom (Attn: Equity Capital Markets Syndicate Desk), or, by persons in the United States, from Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004, Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com, or J.P. Morgan Securities Inc., Chase Distribution & Support Service, Attn: Charles Buckheit/Bob Foley, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245.